EX-28.h.12

FEE WAIVER AGREEMENT

AMERICAN CENTURY NVIT GROWTH FUND

THIS FEE WAIVER AGREEMENT, effective as of May 1, 2012, by and between NATIONWIDE FUND ADVISORS (“NFA”) and NATIONWIDE VARIABLE INSURANCE TRUST, a Delaware statutory trust (the “Trust”), on behalf of the American Century NVIT Growth Fund (the “Growth Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Growth Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Growth Fund, pursuant to an investment advisory agreement, dated May 1, 2007, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fees”); and

WHEREAS, NFA, the Trust and Aberdeen Asset Management Inc. (“Aberdeen”) had entered into a subadvisory agreement, dated October 1, 2007 (“Prior Subadvisory Agreement”), pursuant to which Aberdeen served as subadviser to the Growth Fund; and

WHEREAS, effective October 18, 2010, NFA and the Trust have entered into a subadvisory agreement (“New Subadvisory Agreement”), pursuant to which American Century Investment Management, Inc. (“American Century”) serves as subadviser to the Growth Fund, replacing Aberdeen; and

WHEREAS, the fee that NFA pays American Century pursuant to the New Subadvisory Agreement is less than the fee NFA had paid to Aberdeen under the Prior Subadvisory Agreement, resulting in financial savings to NFA; and

WHEREAS, NFA desires to share a portion of such financial savings resulting from the New Subadvisory Agreement with shareholders of the Growth Fund.

NOW, THEREFORE, the parties hereto agree as follows:

1.        Fee Waiver Amount:

1.1        Every month, NFA shall calculate the amount of subadvisory fee it would have been obligated to pay Aberdeen in respect of the Growth Fund pursuant to the Prior Subadvisory Agreement (“Old Subadvisory Fee Amount”), and NFA shall separately calculate the amount of subadvisory fee it is obligated to pay American Century in respect of the Growth Fund pursuant to the New Subadvisory Agreement (“New Subadvisory Fee Amount”). The difference between the Old Subadvisory Fee Amount and the New Subadvisory Fee Amount shall be referred to herein as the “Savings Amount.”

1.2        NFA agrees each month to waive an amount of Advisory Fees equal to 50% of the Savings Amount in respect of the Growth Fund. NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.

2.        Term and Termination of Agreement:

2.1        This Agreement shall continue in effect until the earlier to occur of either: (i) May 1, 2013, or (ii) the termination of the New Subadvisory Agreement.

3.        Miscellaneous:

3.1        Captions.    The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2        Interpretation.    Nothing herein contained shall be deemed to require the Trust or the Growth Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or Growth Fund is subject or by which the Trust or Growth Fund is bound, or to relieve or deprive the Trust’s Board of Trustees of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Growth Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler
Name: Michael S. Spangler
Title: President

NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name: Michael S. Spangler
Title: President

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